

August 14, 2012

Via Facsimile
Mr. Michael K. Simon
President and Chief Executive Officer
LogMeIn, Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 01801

> Re: **LogMeIn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-34391**

Dear Mr. Simon:

We have reviewed your letter dated July 9, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 12, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011

Part III - Information Incorporated By Reference to Schedule 14A Filed April 13, 2012

Executive Compensation

Compensation Discussion and Analysis

Equity Incentive Awards, page 34

1.   We note that your response to prior comment 2 does not provide, as requested, an individualized discussion of the factors your compensation committee considered in determining the size of the option awards granted to your named executive officers. As

we previously noted, the size of your option awards in fiscal year 2011 varied significantly among your NEOs, thus you should provide an individualized discussion for each NEO addressing how the relevant factors you cite in your response specifically impacted the size of the grants awarded to each NEO. Please confirm that you will provide conforming disclosure in your future filings.

Summary Compensation Table, page 37

2.   We note your response to prior comment 3 regarding the discrepancies between the 2011 Option Awards presented in your Summary Compensation table and your "Grant Date Fair Value of Option Awards" column in your Grants of Plan-Based Awards table. Please confirm that you will include explanatory disclosure addressing this error in your 2013 proxy statement. Consistent with your response, the expanded disclosure should specifically address why the option awards amounts in your Summary Compensation and Director Compensation tables presented in fiscal years 2011 and 2010 were erroneous.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have questions regarding the comments. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief